As filed with the Securities and Exchange Commission on June 19, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2003

                           Commission File No. 1-14614


                           PETROLEUM GEO-SERVICES ASA

                 (Translation of registrant's name into English)

                                  Strandveien 4
                                 N-1366 Lysaker
                                     Norway
                       ----------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F [X]                                           Form 40-F [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes [ ]                                                 No [X]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes [ ]                                                 No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [ ]                                                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

     On June 18, 2003, Petroleum Geo-Services ASA ("PGS") entered into a Plan Support Agreement, dated as of June 18, 2003 (the "Plan Support Agreement"), with a majority of its bank lenders and bondholders and certain of its largest shareholders relating to a proposed financial restructuring of PGS' capital structure (the "Restructuring"). The proposed Restructuring is to be consummated in accordance with the terms and conditions set forth in a Summary of Proposed Terms for Balance Sheet Restructuring attached to the Plan Support Agreement (the "Summary of Proposed Terms"). The Plan Support Agreement (and the Summary of Proposed Terms attached as an exhibit thereto) is filed herewith as exhibit
10.1 and is incorporated by reference to this report.

Exhibit No.         Description

10.1 Plan Support Agreement (including the PGS Summary of Proposed Terms for Balance Sheet Restructuring), dated as of June 18, 2003, among PGS and certain of PGS' bank lenders, bondholders and shareholders.

                                      * * *

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PETROLEUM GEO-SERVICES ASA

                                        By: /s/ Sverre Strandenes
                                            ------------------------------
                                            Name:  Sverre Strandenes
                                            Title: Senior Vice President

Date: June 19, 2003